ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated November 18, 2008 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2008 as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On June 19, 2008, the Board of Trustees of Capital One Funds approved a Form of Agreement and Plan of Reorganization. At a special shareholder meeting held on October 21, 2008, shareholders of the Capital One Mid Cap Equity Fund approved the reorganization of the Capital One Mid Cap Equity Fund into the Fidelity® Advisor Mid Cap II Fund.

   Accordingly, effective after the close of business on November 21, 2008, investments in the Capital One Mid Cap Equity Fund (Class A) will automatically become investments in the Fidelity® Advisor Mid Cap II Fund (Class A) and Fidelity® Advisor Mid Cap II Fund (Class A) will be added to your contract.

   As a result of the reorganizations, effective November 24, 2008, all references to the Capital One Mid Cap Equity in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted and changed to Fidelity® Advisor Mid Cap II Fund.

   Unless you provide us with alternative allocation instructions, all future allocations directed to the Capital One Mid Cap Equity Fund will be automatically allocated to the Fidelity® Advisor Mid Cap II Fund. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

   > ING
   > USFS Customer Service
   > Defined Contribution Administration
   > P.O. Box 990063
   > Hartford, CT 06199-0063
   > 1-800-262-3862

   See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of this fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The following information is added to Appendix V – Description of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity Advisors Series I - Fidelity® Advisor Mid Cap II Fund	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research H.K.; and Fidelity Management & Research Japan.	Seeks long-term growth of capital.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.